Full House Stockholders Seek to Call a Special Meeting to Add Five Highly

Qualified Individuals to the Board of Directors

The Group of Concerned Stockholders Is Led by Dan Lee, Former CEO of Pinnacle Entertainment

Shares in Full House are Down 60% Year to Date

The Concerned Stockholders Believe it is Urgent to Call a Special Meeting Before

Existing Board Destroys More Value

NEW YORK, October 9, 2014

Three Concerned Stockholders of Full House Resorts Inc. (NASDAQ:FLL) today sent a letter to their fellow stockholders in the Company. The Concerned Stockholders own approximately 1,161,482 shares of common stock in the aggregate, which represents approximately 6.2% of the shares outstanding. In the letter, the Concerned Stockholders announced their intentions to call a Special Meeting to add five highly qualified individuals to the Board of Directors.

“This Board has failed stockholders in our view,” said group member and gaming industry veteran Daniel R. Lee, the former Chairman and CEO of Pinnacle Entertainment and the former CFO of Mirage Resorts. "The Company has gone on a reckless buying binge, overpaying for three shrinking casinos and pursuing two hotel additions that have marginal returns. It is time for stockholders to put in place a Board that will work diligently to fix the damage, repair and grow the Company’s existing properties, and earnestly consider the Company’s strategic alternatives. More of the same is simply not an option that Full House stockholders can afford.”

“Over the past nine months, we have attempted to engage quietly and constructively with management and the Board,” added one of the group’s stockholders Bradley Tirpak. “We see great value and potential for the Company, but the stock price reflects our belief that the market has lost faith in this management team. The shares are down nearly 60% in 2014 and we believe an upgraded Board is desperately needed to improve the Company’s performance. ”

Craig Thomas, another one of the group’s stockholders added, “In the past five fiscal years, the total compensation of the long-tenured Chairman and CEO Andre Hilliou has risen 59%. Over this time, he has been paid total compensation in excess of $4,400,000. We believe adding new members to the Board will bring accountability to the management team and help align executive compensation with the size and performance of the Company.”

“It is hard to imagine a more irresponsible stewardship of shareholder money than we have seen at Full House Resorts,” Daniel R. Lee concluded. “The Company was debt-free only two years ago, but it borrowed recklessly and has not invested the money well. Now, it has breached its debt covenants in each of the past two quarters, yet continues to operate as if that hasn’t happened. We intend, of course, to work with the existing board to safeguard the shareholders’ investment and build value, but the need for change is urgent. The Company needs more experience and independence on its Board. Shareholders could lose more or all of their investment if the Company continues on its recent course.”

The full text of the letter follows:

Dear Fellow Stockholder,

We are three Concerned Stockholders (“Concerned Stockholders” or “we”) of Full House Resorts Inc. (NASDAQ: FLL) ("Full House" or the "Company"). Today we announced our intentions to seek to call a Special Meeting of the stockholders of the Company.

At the Special Meeting, we plan to propose that shareholders expand the Board of Directors (the "Board") to ten Directors and name five new, highly qualified and independent individuals to the Board. As Concerned Stockholders, we believe these new independent professionals will help the Board improve capital allocation, operations, and corporate governance at the Company. We currently own 1,161,482 shares of stock in the aggregate, which represents approximately 6.2% of the shares outstanding.

Given their high compensation, the long-tenured management team and incumbent Board will, we believe, inevitably ask for more time and deny that change is needed. We believe, however, that urgency is important. As you have probably seen, the Company’s share price has plummeted, the operating results have declined, and the compensation of the management team has climbed without any apparent tie to shareholder returns. The Company has required either a waiver or loan modification in each of the past two quarters from its lenders because it has breached its debt covenants, yet has continued to spend money foolishly. If improved oversight and governance is not implemented soon, shareholders could lose more or all of their investment.

We are writing to you today to explain why we are attempting to call the Special Meeting and hope you will join us in our effort to improve the Board.

We would like you to consider the following:

Stockholders have lost almost 60% of their investment in the past year

On September 30, 2013, the Company’s shares closed at $2.78. On September 30, 2014, the Company’s shares closed at $1.15, a decline of 58.6%.

Executive compensation is up close to 60% in the past five years

Over the past five fiscal years between 2009 and 2013, Andre Hilliou, the Chairman and CEO of the Company has been paid total compensation of $4,446,279 and Mark Miller, COO of the Company, has been paid total compensation of $4,430,372. Between 2009 and 2013, the total compensation for the Chairman and CEO increased 59% and the total compensation of the COO increased 78%. We believe that these levels of compensation are irresponsible given the size and performance of the Company and note that almost 37% of the shares voted at last year’s Annual Meeting voted against the proposal to approve executive compensation.

The Company’s operations have performed poorly and it has lost valuable business

In the Company’s Northern Nevada segment, which includes the Stockman’s Casino and the Grand Lodge Casino, gross gaming revenues have declined 10.6% YTD through Q2 2014. The significant decline in gross gaming revenues YTD in 2014 follows a smaller full year decline in 2013.

At the Rising Star Casino, gross gaming revenues have declined 27.1% YTD in through August 2014, despite opening a new 104 guest room hotel in November of 2013. The decline in gross gaming revenues YTD in 2014 follows a full year decline of 21.2% in 2013. The property was acquired in April of 2011 and its gaming revenues in the first half of 2014 were 47% below what they were in the first half of 2011.

At the Silver Slipper Casino, gross gaming revenues have declined 8.5% YTD in 2014 through Q2. During the same time period, the Gulf Coast Mississippi market was up 0.8%.

The Company lost its management contract at the Buffalo Thunder Resort & Casino in September 2014.

The Management and Board approved a proposal to dilute stockholders by 90%

On January 8, 2014, the Company filed a Registration Statement with the Securities and Exchange Commission (the "SEC") in connection with the proposed sale of $46 million worth of Common Stock. On January 8, the price of the Common Stock closed at $2.65 and there were approximately 18.75 million shares outstanding. If the proposed offering had occurred at that price, the Company would have sold approximately 17.3 million shares of Common Stock and existing stockholders would have been diluted by more than 90%.

We believe that the proposed offering was a poor capital allocation decision. Furthermore, we believe that any company proposing to nearly double the share count should tell shareholders clearly what the company intends to do with the funds.

Despite three poorly performing acquisitions, management pursued another large acquisition in March 2014

On March 24, 2014, the Company announced that it had entered into agreements (the "Purchase Agreements") to acquire the Fitzgerald’s Casino in Tunica, Mississippi (“Fitz Tunica”). The Company agreed to pay $63.0 million, exclusive of working capital and expenses, and indicated that it would fund an additional $7.0 million in required renovations. Inclusive of working capital and expenses, this acquisition required an investment of over $70 million, at a time when the Company was in imminent default under its existing First Lien Credit Agreement and Second Lien Credit Agreement (together, the "Credit Agreements").

We believe that the Board and management failed to manage risks appropriately in the Fitz Tunica transaction and the Company lost 97% of its escrow deposit

When the Company entered into the Purchase Agreements to acquire the Fitz Tunica, it deposited $1.75 million into escrow to secure the transaction. On March 31, 2014, just seven days after announcing the acquisition, the Company was required to obtain waivers on its Credit Agreements.

Despite breaching the Credit Agreements and requiring waivers of such breaches, the Board approved a contract to purchase the Fitz Tunica and the contract did not include a clear clause that the purchase was contingent on the Company's ability to obtain financing for the transaction and allowing the deposit to be returned if the financing could not be obtained.

On August 8, 2014, when the Company was unable to complete the purchase, the seller of Fitz Tunica Casino filed a complaint against the Company in the Circuit Court of Tunica County, Mississippi, alleging damages for breaches of the Purchase Agreements by the Company. On August 21, 2014, the seller and the Company entered into a settlement agreement under which the seller received $1.7 million of the funds held in escrow and the Company received only $50,000.

In addition to losing more than 97% of the $1.75 million escrow, the Company incurred approximately $300,000 in professional fees associated with the failed transaction.

We believe this Board needs additional experience and independence

The proxy advisory firm Glass, Lewis & Co. noted that two of the seats on the five member Board were held by the senior executives of the Company and recommended against the election of Chief Operating Officer Mark Miller at the 2014 Annual Meeting. We agree with Glass Lewis and do not believe insiders should hold 40% of the seats on the board of a public company.

We think even greater independence and commitment is necessary. We note that the two senior executives worked together at the Showboat casino in Atlantic City in the 1990s, which recently closed. Two of the other so-called “independent” directors also worked or consulted at Showboat. After 23 years of combined service on the Board, the three independent directors own less than 60,000 shares of common stock.

Our independent nominees will bring valuable business experience to the Board. Their careers have spanned gaming, lodging, hospitality, finance, governance, capital allocation, technology and legal. We believe our nominees will bring significant additional experience and independence to the Board.

We believe immediate action is needed to prevent further erosion of stockholder value

The Company has commenced or announced five new projects: 1) the construction of a $17.7 million hotel at the Silver Slipper Casino, 2) a 75% joint venture to purchase a racetrack in Prestonsburg, Kentucky and transfer the racing license to a yet to be built quarter horse racetrack near Corbin, Kentucky, 3) the operation of a property in Lexington, Kentucky, 4) the operation of a casino at the Howe Caverns Resort and Casino in New York, and 5) the operation of a casino at the Grand Hudson Casino and Resort in New York.

The legality of gaming machines in Kentucky is still very much in doubt and there are numerous competing proposals for casinos in New York. Were gaming machines to be found legal in Kentucky or the company’s projects to be selected in New York, the Company might incur financial obligations beyond its means or ability to raise capital. Meanwhile, the Company has invested significant equity funds into the hotel being built adjoining the Silver Slipper casino and it is relying on its Credit Agreements to fund its completion. The bank group’s obligation to fund the completion of construction is contingent on continued compliance with the covenants in the bank agreement. The Company has breached its covenants in the past two quarters and while the Company’s creditors waived these breaches upon payments of additional fees and interest, there can be no certainty that creditors will waive any future defaults and provide funds for completion.

Given the history at Full House Resorts of poor capital allocation and fiscal management, we believe that management’s pursuit of new projects requiring capital and attention could represent a tremendous risk to stockholders under the direction of the current management and Board. We are seeking to call a Special Meeting to elect new, qualified independent directors before some of these projects commence and to provide experienced and independent oversight of those projects that are already underway.

Conclusion

As Concerned Stockholders, we have made a preliminary filing with the United States Securities and Exchange Commission ("SEC") of a solicitation statement to be used to solicit consents to call a Special Meeting of the stockholders.

If we are successful in calling the Special Meeting, we plan to nominate these individuals to the Board, all of whom bring significant independence and experience to the Company:

 Daniel Lee is the Managing Partner of Creative Casinos and Creative II. He was previously Chairman and Chief Executive Officer of Pinnacle Entertainment from 2002 to 2009. In the 1990s, he was Chief Financial Officer, Treasurer and Sr. Vice President of Finance and Development at Mirage Resorts, reporting to Mirage CEO Steve Wynn. During the 1980s, Mr. Lee was a securities analyst for Drexel Burnham Lambert and CS First Boston, specializing in the lodging and gaming industries. He serves as an independent director of Myers Industries and a member of its Audit Committee. He also serves as an independent director of Gabelli Securities, Inc. and ICTC Corporation and previously served as an independent director of LICT Corporation. He recently renewed his gaming license in the State of Nevada and has been licensed previously in Indiana and Mississippi, which are the three jurisdictions where the Company operates. While working as a securities analyst, he was a Chartered Financial Analyst. Mr. Lee earned his M.B.A. in finance and a B.S. degree in Hotel Administration, both from Cornell University.

Ellis Landau is a private investor who serves on various for-profit and non-profit boards. In 2006, Mr. Landau retired as Executive Vice President and Chief Financial Officer of Boyd Gaming Corporation, a position he held since he joined the company in 1990. Mr. Landau previously worked for Ramada Inc., later known as Aztar Corporation, where he served as Vice President and Treasurer, as well as U-Haul

International and the Securities and Exchange Commission. Mr. Landau is President, Treasurer and Director of ALST Casino Holdco, LLC, the holding company of Aliante Gaming, LLC, which owns and operates Aliante Casino + Hotel in Las Vegas, Nevada. From 2007 to 2011, Mr. Landau was a member of the Board of Directors of Pinnacle Entertainment, Inc., a leading gaming company, where he served as chairman of the Audit Committee and as a member of its Nominating and Governance Committee and its compliance committee. Mr. Landau served as a director of Spectrum Group International from 2012 until March 2014. Mr. Landau has served as a director of A-Mark Precious Metals since March 2014 and is Chairman of the Audit Committee and a member of the Compensation Committee. Mr. Landau is a member of the board of directors of Data Driven Delivery Systems, a rapidly growing medical service company and serves as the chairman of its audit committee. He currently holds a gaming license in the State of Nevada and has previously been licensed in Indiana and Mississippi, which are the three jurisdictions where the Company operates. Mr. Landau earned his B.A. in economics from Brandeis University and his M.B.A. in finance from Columbia University Business School.

Raymond Hemmig is founder and Managing Partner of Retail and Restaurant Growth Capital. Mr. Hemmig has extensive experience as an investor, director and CEO of numerous companies. He was the CEO of Ace Cash Express, Inc. from 1988 to 1994 and Chairman of the Board from 1988 to 2006. He has served on multiple public company boards, including Communications World; Party City; On the Border; and Restoration Hardware . He has also served on numerous other privately held company boards in the United States and internationally. He is an active member of the North Texas Chapter of the National Association of Corporate Directors (NACD) and holds their Certified Director status. He is a past director of the Institute for Excellence in Corporate Governance and he is currently on the Advisory and Development boards of the Jindal School of Management at the University of Texas at Dallas (UTD).

W.H. Baird Garret is an attorney at VLP Law Group and the Chair of its Technology Transactions practice group. Mr. Garret has extensive experience in corporate law, having represented clients as diverse as The Walt Disney Company and the venture capital firm of Kleiner, Perkins, Caufield and Byers. He specializes in the negotiation of complex commercial transactions, particularly those involving new technology and intellectual property, such as the purchase and licensing of gaming devices and on-line gaming software. Mr. Garrett previously practiced law at the law firm of Wilson, Sonsini, Goodrich and Rosati in Palo Alto, CA and Seattle, WA. Prior to entering private practice, he clerked for the Delaware Court of Chancery. Mr. Garret earned a B.A. degree from Pennsylvania State University, an M.A. degree from the University of Chicago and a J.D. degree from the University of Virginia School of Law.

Bradley Tirpak is a professional investor with twenty years of investing experience who has been a portfolio manager at Credit Suisse First Boston, Caxton Associates, and Sigma Capital Management. He is currently the co-founder of Shareholder Advocates for Value Enhancement (SAVE) and Managing Member of various investment partnerships. Between 1993 and 1996, he was the founder and CEO of Access Telecom, Inc. an international telecommunications company doing business in Mexico. Mr. Tirpak is a former director of USA Technologies, Inc. Mr. Tirpak earned a B.S.M.E. from Tufts University and earned his M.B.A. from Georgetown University.

Sincerely,

Concerned Stockholders of Full House

Daniel Lee

Bradley Tirpak

Craig Thomas

CONTACT:

Tom Ball

Michael Verrechia

Morrow & Co., LLC

203-658-9400

tomball@morrowco.com

mverrechia@morrowco.com

BRADLEY M. TIRPAK, CRAIG W. THOMAS AND DANIEL R. LEE (COLLECTIVELY, THE "CONCERNED STOCKHOLDERS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD TO BE USED TO SOLICIT WRITTEN CONSENTS FROM THE STOCKHOLDERS OF FULL HOUSE RESORTS, INC. IN CONNECTION WITH THE CONCERNED STOCKHOLDERS' INTENT TO TAKE CORPORATE ACTION BY WRITTEN CONSENT TO CALL A SPECIAL MEETING. ALL STOCKHOLDERS OF FULL HOUSE RESORTS, INC. ARE ADVISED TO READ THE DEFINITIVE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF WRITTEN CONSENTS BY THE CONCERNED STOCKHOLDERS, W.H. BAIRD GARRET, RAY HEMMIG AND ELLIS LANDAU (COLLECTIVELY, THE "PARTICIPANTS"), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE CONSENT STATEMENT AND FORM OF WRITTEN CONSENT WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF FULL HOUSE RESORTS, INC. AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, MORROW & CO., LLC, WHICH IS ASSISTING THE CONCERNED STOCKHOLDERS IN THIS SOLICITATION, WILL PROVIDE COPIES OF THE DEFINITIVE CONSENT STATEMENT AND ACCOMPANYING CONSENT CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST BY CALLING (203) 658-9400 OR TOLL-FREE AT (800) 662-5200.

INFORMATION ABOUT THE CURRENT PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE PRELIMINARY CONSENT STATEMENT ON SCHEDULE 14A FILED BY THE CONCERNED STOCKHOLDERS WITH THE SEC ON OCTOBER 8, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.